WILLIAMS LAW GROUP, P.A.
2503 W. Gardner Ct.
Tampa FL 33611
Phone: 813-831-9348
Fax: 813-832-5284
e-mail: wmslaw@tampabay.rr.com

December 3, 2008

Mr. Scott G. Hodgdon, Staff Attorney
United States Securities and Exchange Commission
Division of Corporation Finance
100 F. St., N.E.
Washington, D.C. 20549-7010

Re:	Universal Infotainment Systems Corporation
Registration Statement on Form S-1
Amendment No. 1.
File No. 333-154227

Dear Mr. Hodgdon:

We have filed on EDGAR the above Amendment No. 1.

Attached hereto is the related response table. Page number references in the table are to pages in the marked copy filed on EDGAR.

Thank you for your consideration.

Sincerely,

/s/ MICHAEL T. WILLIAMS, ESQ

Michael T. Williams, Esq.

Comment Number	Page[s]	Explanation
1	5
Information appearing on the website www.universalglobal.com was several years old. As the site wasn’t being actively used, it had not been updated. The information in the registration statement was correct as of the date of filing. Universal Global Corporation was dissolved on November 20, 2008 and the website taken down.  Accordingly, no revisions such as those set forth in the second paragraph of this comment have been made.

2	8	We have included a “Definition of Terms” section.
3	5
We have revised the Description of Business section in the summary to disclose our financial status, the going concern opinion, the funding needed over the next 12 months, and the status of products as requested in this comment.

4	5	The assets have been described and the consideration for the acquisition of these assets clarified.
5		No. See comment 1 above.
6	5	Warrant reference eliminated as warrants do not exist.
7	9-13	We have substantially revised the risk factors. The primary change in response to this comment was group and clarify those risks that could only occur if and after we commence active operation.
8		Not included. See comment 1 above.
9	9	Risk factor rewritten.
10	9-10, 20
The registration statement has been revised here and throughout to reflect the following: In order to avoid confusion as to who is our principal executive officer, on December 1, 2008 Mr. Pavlopoulos assumed the title of Chairman of the Board and Assistant to the CEO.

11	9	Risk factor revised.
12	14	How and when shares acquired disclosed.
13	15-16	All relationships set forth.
14	15-16	Duplicate entries eliminated.
15	17	Names of states revised.
16	18	NASD revised to FINRA.
17	18	Listing wording and implication eliminated.
18	20	Section revised and titles conformed throughout. See also, comment 10 above.
19	23	Beattie included and table revised to include all management.
20		Duplicate disclosure on page 23 of initial filing eliminated.
21		We understand our obligation to file these agreements if and when entered into.
22	26	Manufacturers identified by name.
23	30	Nature of employees clarified.
24	30-34	Section entirely revised and now entitled “Management’s Discussion of Financial Condition and Results of Operations.”

25		Scrivener error corrected.
26	33	Entire cash requirements section rewritten to include all information requested in this comment.
27	35,36	Reference eliminated.
28		144 resale disclosure concerning affiliate/non-affiliate added.
29	36	Entire executive compensation revised, options and directors compensation tables added.
30		This is the legal services agreement. The date of issuing additional shares has passed and the shares were issued, as disclosed in Part II - Recent Sales. The agreement has been filed as an exhibit.
31		We have reviewed the document and corrected these scrivener’s errors.
32	44	Nature and value of services disclosed in Part II - Recent Sales.
33	45	Additional exhibits filed.
34		We aren’t requesting acceleration at this time, but hopefully will be in a position to do so if after the staffs’ review of this Amendment 1 and the staff advises they have no additional comments.